Filed Pursuant to Rule 253(g)(2)

File No. 024-11033

BLOCKSTACK PBC

SUPPLEMENT NO. 1 DATED AUGUST 22, 2019

TO THE OFFERING CIRCULAR DATED JULY 11, 2019

This document supplements, and should be read in conjunction with, the offering circular of Blockstack PBC (the “Company”) dated July 11, 2019 and filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 11, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•                  that the Company entered into a Booking Agreement with Astelios Limited

The following text is to be added to the end of the section captioned “Plan of Distribution” in the offering circular.

Astelios Limited Booking Agreement

On August 16, 2019, Blockstack PBC (the “Company”), a Delaware corporation, entered into a Booking Agreement (the “Agreement”) with Astelios Limited (“Astelios”), a limited company organized under the laws of England and Wales.

The Agreement contains the terms and conditions under which Astelios will provide the Company with introductions (the “Introductions”) to between ten and fifteen pre-qualified potential investors in the Company’s offering of Stacks Tokens pursuant to its offering statement qualified under Regulation A promulgated under the Securities Act of 1933, as amended (the “Regulation A Offering”). These Introductions will take place in London, England during certain Private Investor Days in August 2019. The Company will pay Astelios £15,000 (approximately U.S. $18,200 at the current exchange rate as of the date of this filing) for the Introductions, along with a bonus of 5% of any amount invested in Stacks Tokens by any investor who was introduced to the Company through the Introductions, and whose investment was made within twelve months of the Introductions. The Agreement may be terminated by written notice of the Company for any reason prior to the Introductions. Should the Company terminate the Agreement, Astelios will receive fees up to £7,500 (approximately U.S. $9,100 at the current exchange rate as of the date of this filing) for Astelios’ time and costs, except if the Company terminates the Agreement due to a material breach of the Agreement by Astelios or Astelios’ noncompliance with applicable law, in which case all fees paid by the Company to Astelios shall be returned.  The payments to Astelios may result in Astelios being deemed a statutory underwriter in the Regulation A Offering, but Astelios is under no obligation to take or pay for any Stacks Tokens or other securities of the Company in the Regulation A offering, on either a firm commitment basis or agency or best efforts basis.

The Agreement contains certain customary representations and warranties, including the representation by Astelios that it is not a “U.S. person” as such term is defined in Regulation S and that it is not currently registered as a broker-dealer with the U.S. Securities and Exchange Commission or a member of the Financial Industry Regulatory Authority, that it is not subject to the rules of FINRA, that none of the potential investors to whom it introduces the Company will be U.S. persons, and that all of the services provided under the Agreement, and all activities under the Agreement related to those services, will be conducted outside the United States at all times.  In addition, the Company has agreed to indemnify Astelios for damages arising from, and reimburse any legal expenses incurred in, investigating or defending any loss, claim, damage, liability or action in connection with, among other things, breaches of the Agreement and securities laws violations. The Company’s potential liability with respect to the Agreement is uncapped.

All fees to be paid to Astelios will be paid out of the Company’s existing budget for marketing expenses disclosed in the offering statement for the Regulation A Offering and in its calculation of the net proceeds of the offering presented in the section of the Offering Circular captioned “Use of Proceeds.” A Form 1-U, to which a copy of the Agreement has been attached, is being filed concurrently with this Supplement No. 1 disclosing the matters discussed herein.